Exhibit 99.1

Intellipharmaceutics International Inc.

Contact: Intellipharmaceutics International Inc. 30 Worcester Road Toronto, ON Canada M9W 5X2 www.intellipharmaceutics.com	Shameze Rampertab Vice President Finance & CFO 416-798-3001 x106 investors@intellipharmaceutics.com

FOR IMMEDIATE RELEASE

Intellipharmaceutics Announces Proposed Convertible Debenture Financing

– Dr. Isa Odidi & Dr. Amina Odidi Expected to Invest Approximately US$1.5 million –

Toronto, Ontario (January 7, 2013) – Intellipharmaceutics International Inc. (NASDAQ: IPCI; TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, is pleased to announce that it intends to complete a private placement financing (the “Financing”) of US$1.5 million aggregate principal amount of unsecured convertible debentures (the “Debentures”), which will mature January 1, 2015.

The Debentures will bear interest at a rate of 12% per annum, payable monthly, will be pre-payable at any time at the option of the Company, and will be convertible at any time into common shares at a conversion price of US$3.00 per common share at the option of the holder. The Financing will be non-brokered and the net proceeds are to be used for working capital and general corporate purposes.  The Financing is expected to close on or about January 10, 2013, subject to the approval of the Toronto Stock Exchange.  The Debentures will not be listed on any market.  If the Debentures were to be fully converted into common shares of the Company, the shares would represent approximately 2.8% of the Company’s currently issued common shares on a non-diluted basis.

Dr. Isa Odidi, CEO and Co-Founder, and Dr. Amina Odidi, COO and Co-Founder, of the Company and who directly and through their family holding company are its largest shareholders, owning approximately 33.5% of its currently issued shares on a non-diluted basis, intend to provide the Company with the approximately US$1.5 million of the proceeds for the Debentures.  The participation of the Odidis, as related parties, in the Debenture transaction was approved by the directors of the Company who are independent of such related parties.

“We have decided to invest additional monies in Intellipharmaceutics because we strongly believe in the Company and its prospects, and we will continue to work for the long-term benefit of the Company and its shareholders,” stated Drs. Isa and Amina Odidi.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.  The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including eight ANDAs filed with the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold in the United States or to U.S. persons except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “intends,” “could,” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the use of proceeds from the proposed Financing, the completion of the proposed Financing and the timing thereof, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and  the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market  estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of our latest annual information form and latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

###